UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

NOVAVAX, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

670002401

(CUSIP Number)

SHAH CAPITAL MANAGEMENT, INC.

2301 Sugar Bush Road, Suite 510

Raleigh, NC 27612

(919) 719-6360

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 6, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670002401

1	NAME OF REPORTING PERSON

Shah Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Other)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of North Carolina, United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		N/A
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,700,794 shares
PERSON WITH	9	SOLE DISPOSITIVE POWER

N/A
	10	SHARED DISPOSITIVE POWER

10,700,794 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,700,794 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IA (Investment Adviser)

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CUSIP No. 670002401

1	NAME OF REPORTING PERSON

Shah Capital Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Other)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware, United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		N/A
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,035,000 shares
PERSON WITH	9	SOLE DISPOSITIVE POWER

N/A
	10	SHARED DISPOSITIVE POWER

10,035,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,035,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

PN (Partnership)

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CUSIP No. 670002401

1	NAME OF REPORTING PERSON

Himanshu H. Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF (Personal Funds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		65,382 shares
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,700,794 shares
PERSON WITH	9	SOLE DISPOSITIVE POWER

65,382 shares
	10	SHARED DISPOSITIVE POWER

10,700,794 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,766,176 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN (Individual)

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CUSIP No. 670002401

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(a)-(c) are hereby amended and restated as follows:

(a)       Name

This statement is filed by:

(i)	Shah Capital Management, Inc. (“Shah Capital Management”), a North Carolina corporation, as the investment manager of Shah Opportunity (as defined below) and certain separately managed accounts (the “Shah Managed Accounts”)[1];
(ii)	Shah Capital Opportunity Fund LP (“Shah Opportunity”), a Delaware limited partnership, with respect to the shares of Common Stock directly and beneficially owned by it; and
(iii)	Himanshu H. Shah, as President and Chief Investment Officer of Shah Capital Management and with respect to the shares of Common Stock directly beneficially owned by him in that certain account separately managed by Shah Capital Management for his benefit (the “Mr. Shah Managed Account”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 to Amendment No.1 to the Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       Residence of Business Address

The address of the principal business and principal office of each of the Reporting Persons is 2301 Sugar Bush Road, Suite 510, Raleigh, North Carolina 27612.

(c)       Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of each Shah Capital Management is serving as the investment manager of each of Shah Opportunity and the Shah Managed Accounts. The principal business of Shah Opportunity is investing in securities. Mr. Shah serves as the President and Chief Investment Officer of Shah Capital Management.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

1 References to the Shah Managed Accounts exclude the Mr. Shah Managed Account (as defined below).

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CUSIP No. 670002401

The shares of Common Stock purchased by Shah Opportunity were purchased with working capital in open market transactions. The aggregate purchase price of the 10,035,000 shares of Common Stock beneficially owned by the Reporting Person is approximately $67,516,536, excluding brokerage commissions.

The shares of Common Stock purchased by the Shah Managed Accounts were purchased with working capital in open market transactions. The aggregate purchase price of the 665,794 shares of Common Stock held through the Shah Managed Accounts and beneficially owned by Shah Capital Management is approximately $4,965,921, excluding brokerage commissions, if any.

The shares of Common Stock purchased by Mr. Shah and held in the Mr. Shah Managed Account were purchased with his personal funds. The aggregate purchase price of the 65,382 shares of Common Stock directly beneficially owned by Mr. Shah is approximately $466,650, excluding brokerage commissions, if any.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 6, 2024, the Reporting Persons filed a preliminary proxy statement and accompanying GOLD proxy card with the Securities and Exchange Commission to be used to solicit the Issuer’s stockholders (the “Solicitation”) to vote AGAINST the election of Richard H. Douglas, Margaret G. McGlynn and David Mott to the Board of Directors (the “Board”) of the Issuer and AGAINST the approval of certain of the Issuer’s other proposals to be considered by stockholders at the Issuer’s upcoming 2024 annual meeting of stockholders (the “Annual Meeting”).

Also on May 6, 2024, the Reporting Persons issued a press release and open letter (the “Stockholder Letter”) to the stockholders of the Issuer announcing that they have launched the Solicitation and urging stockholders to vote AGAINST the re-election of Mr. Douglas, Ms. McGlynn and Mr. Mott and AGAINST certain of the Company’s other proposals at the Annual Meeting. A copy of the Stockholder Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons believe significant value remains to be unlocked within the Issuer’s shares and have endeavored to engage constructively with the Board to address the Reporting Persons’ concerns and explore avenues for enhancing stockholder value. Despite these efforts, the initiatives proposed, including the appointment of two independent directors to the Board, have been met with a disconcerting lack of interest and no sense of urgency from the Board and the Issuer.

Accordingly, the Reporting Persons believe that the Issuer’s stockholders must send a strong message to the Board at the Annual Meeting that they do not approve of the Issuer’s current trajectory and that the Board must be materially refreshed in order for the Issuer’s stockholders to realize the maximum value of their investments. To this end, the Reporting Persons have determined to commence the Solicitation.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon 140,402,521 shares outstanding as of April 22, 2024, which is the total number of shares outstanding as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 29, 2024.

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CUSIP No. 670002401

			Shah Capital Management	Shah Opportunity	Himanshu H. Shah
(a)	Amount Beneficially Owned:		10,700,794	10,035,000	10,766,176

	Percent of Class:		7.6%	7.1%	7.7%

(b)	Number of Shares to Which Reporting Person Has:
	(i)	Sole Voting Power:	N/A	N/A	65,382
	(ii)	Shared Voting Power:	10,700,794	10,035,000	10,700,794
	(iii)	Sole Dispositive Power:	N/A	N/A	65,382
	(iv)	Shared Dispositive Power:	10,700,794	10,035,000	10,700,794

As of the date hereof, Shah Capital Management directly beneficially owns 10,035,000 shares of Common Stock. As the investment manager of Shah Opportunity and the Shah Managed Accounts, Shah Capital Management may be deemed to beneficially own 10,700,794 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts. As of the date hereof, Mr. Shah directly beneficially owns 65,382 shares of Common Stock, which are held in the Mr. Shah Managed Account. As the President and Chief Investment Officer of Shah Capital Management, Mr. Shah may be deemed to beneficially own the 10,700,794 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts, which in addition to the 65,382 shares of Common Stock he beneficially owns directly, constitutes an aggregate of 10,766,176 shares of Common Stock that Mr. Shah may be deemed to beneficially own.

(c)	Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D. All such transactions were effected in the open market unless otherwise noted therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Stockholder Letter, dated May 6, 2024.

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CUSIP No. 670002401

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	May 7, 2024

SHAH CAPITAL MANAGEMENT, INC.

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	President and Chief Investment Officer

Date:	May 7, 2024

SHAH CAPITAL OPPORTUNITY FUND LP

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

Date:	May 7, 2024

/s/ Himanshu H. Shah
Himanshu H. Shah

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CUSIP No. 670002401

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of Transaction	Amount of Shares Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

SHAH CAPITAL OPPORTUNITY FUND LP

Purchase of Common Stock	539,171	4.1984	04/15/2024
Purchase of Common Stock	260,829	4.0388	04/16/2024
Purchase of Common Stock	248,122	3.8966	04/17/2024
Purchase of Common Stock	1,878	3.8850	04/17/2024
Purchase of Common Stock	285,000	4.6169	05/07/2024

SHAH CAPITAL MANAGEMENT INC.

(through the Shah Managed Accounts)

Purchase of Common Stock	96,777	4.1300	04/15/2024

HIMANSHU H. SHAH

(through the Mr. Shah Managed Account)

Purchase of Common Stock	5,000	4.1100	04/15/2024
Purchase of Common Stock	3,223	4.1300	04/15/2024

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